UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 30 September 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Notice of Annual General Meeting 2026

Diageo plc ("the Company") announces that it has today made available to shareholders the Notice of Annual General Meeting 2026 (the “Notice”), and the Form of Proxy for the Annual General Meeting.

The Company's 2026 Annual General Meeting (“AGM”) will be held on Thursday, 5 November 2026 at 2.30pm at Convene 133 Houndsditch, London, EC3A 7DB. The AGM will be held as a combined physical and electronic meeting via the Lumi platform. Details of how to attend the AGM are included in the Notice.

The Notice and the Form of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice and the Form of Proxy are also available to view on the Company’s website at www.diageo.com.

James Edmunds
Deputy Company Secretary

30 September 2026

Enquiries:
Investor relations:
Sonya Ghobrial	+44 (0) 7932 784 784
Grace Murphy	+44 (0) 7514 726 167
investor.relations@diageo.com
Media relations:
Rebecca Perry	+44 (0) 759 080 9101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life’s moments.

LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 September 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary